Tabcorp
the bigger better game

23 June 2006

Tabcorp gains positive response from Queensland Government in UNiTAB bid

Tabcorp Holdings Limited (Tabcorp) today welcomed the Queensland Government's decision to consider legislative amendments that will facilitate Tabcorp's takeover offer for UNiTAB, if Tabcorp meets certain conditions.

The Queensland Government announced that it is willing to initiate amendments to the *TAB Queensland Limited Privatisation Act 1999* if Tabcorp meets some firm conditions as a result of its offer to UNiTAB.

Queensland's Deputy Premier Anna Bligh has written to Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter advising the company of the Government's position.

Tabcorp is working towards meeting the specific conditions and will continue to have talks with the Queensland Government. Mr Slatter said: "This is a major step forward for Tabcorp towards the satisfaction of the conditions of its offer for UNiTAB.

"Tabcorp will continue discussions with the Queensland Government and work towards delivering the benefits to Queensland and its racing industry that will flow from the acquisition."

Mr Slatter added that Tabcorp's offer for UNiTAB was superior to the Tattersall's proposal. "There is only one acceptable offer for UNiTAB shareholders to consider - and that's the Tabcorp offer."

For further information please contact

At Tabcorp
Media: Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

At Cannings
Media: Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622

At UBS
Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

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